Exhibit (a)(ii)

Early Redemption of Satmex bonds

Mexico City, Paris, 11 April 2014 - Eutelsat Communications (NYSE Euronext Paris: ETL) and its wholly owned subsidiary, Satélites Mexicanos, S.A. de C.V. (operating as “Eutelsat Americas” since January 2014) announce that the noteholders of Satélites Mexicanos, S.A. de C.V. were notified today of the early redemption, on 15 May 2014, of all the notes issued on 5 May 2011 and 30 March 2012 (the “Notes”’), initially maturing on 15 May 2017. The Notes represent an aggregate principal amount of approximately US$360 million and bear a coupon of 9.5%. They will be redeemed at 104.75% of their principal amount, plus accrued and unpaid interest to the redemption date. As expected, this transaction will trigger accelerated recognition as financial expenses of deferred financing costs, which amounted to US$10.9 million as of 31 December 2013.

The early redemption of the Notes was pre-financed in December 2013 with the issuance by Eutelsat S.A. of 6-year senior unsecured bonds for a total of €930 million at very attractive conditions (2.625% coupon).

Following the redemption of the Notes, Satélites Mexicanos, S.A. de C.V. intends to terminate its obligations to file or furnish reports under the Securities Exchange Act of 1934 by filing Form 15F with the Securities and Exchange Commission of the United States of America.

About Eutelsat Communications

Established in 1977, Eutelsat Communications (NYSE Euronext Paris: ETL, ISIN code: FR0010221234) is one of the world’s leading and most experienced operators of communications satellites. The company provides capacity on 36 satellites to clients that include broadcasters and broadcasting associations, pay-TV operators, video, data and Internet service providers, enterprises and government agencies. Eutelsat’s satellites provide ubiquitous coverage of Europe, the Middle East, Africa, Asia-Pacific and the Americas, enabling video, data, broadband and government communications to be established irrespective of a user’s location. Headquartered in Paris, with offices and teleports around the globe, Eutelsat represents a workforce of 1,000 men and women from 32 countries who are experts in their fields and work with clients to deliver the highest quality of service.

For more about Eutelsat please visit www.eutelsat.com

■ Press
Vanessa O’Connor	Tel: + 33 1 53 98 37 91	voconnor@eutelsat.com
Frédérique Gautier	Tel: + 33 1 53 98 37 91	fgautier@eutelsat.com
Marie-Sophie Ecuer	Tel: + 33 1 53 98 37 91	mecuer@eutelsat.com
■ Investors and analysts
Leonard Wapler	Tel. : +33 1 53 98 35 30	lwapler@eutelsat.com
Cédric Pugni	Tel. : +33 1 53 98 35 30	cpugni@eutelsat.com

Satmex

Juan Antonio García Gayou

+52-55-2629-5800

ir@satmex.com

www.eutelsat.com – Follow us on Twitter @Eutelsat_SA and Facebook Eutelsat.SA